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Information contained in this prospectus supplement is subject to completion pursuant to Rule 424 under the Securities Act of 1933. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission pursuant to Rule 415 under the Securities Act of 1933. A final prospectus supplement and prospectus will be delivered to purchasers of these securities. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS SUPPLEMENT (Subject to Completion, Issued January 31, 2001)
(To Prospectus dated December 15, 1997)

$300,000,000

% NOTES DUE 2011

Interest payable on February    and August

We may redeem any or all of the notes at any time at the redemption price described herein plus accrued interest.

PRICE     % AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds To Company
Per note	%	%	%
Total	$	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on February   , 2001.

Joint Lead Managers
MORGAN STANLEY DEAN WITTER	BANC OF AMERICA SECURITIES LLC
FIRST UNION SECURITIES, INC.
SCOTIA CAPITAL
WACHOVIA SECURITIES, INC.
BANC ONE CAPITAL MARKETS, INC.
SG COWEN
CREDIT LYONNAIS SECURITIES
CREDIT SUISSE FIRST BOSTON
BNY CAPITAL MARKETS, INC.
UTENDAHL CAPITAL PARTNERS, L.P.

February   , 2001

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or to make any representation not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement and the accompanying prospectus and any documents incorporated by reference is accurate after the dates on the front covers of each of the prospectus supplement and the accompanying prospectus and after the date of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements. These statements include statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

    The words "believes," "anticipates," "expects," "intends," "plans," and "projects" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and financial performance and are subject to risks and uncertainties including, among other things,

  •
  factors discussed under the heading "Risk Factors" in our joint proxy statement/prospectus dated October 21, 1999,

  •
  factors identified in our Annual Report on Form 10-K for the year ended December 31, 1999 under the captions "Additional Information—Business Risks" and "—Competition" and "Hotel Operations—Territorial Restrictions" which are incorporated by reference in the accompanying prospectus,

  •
  factors identified in our other filings with the Securities and Exchange Commission which are incorporated by reference in the accompanying prospectus,

  •
  the effect of economic conditions, and

  •
  customer demand,

which could cause actual results to differ materially from historical results or those anticipated. Although we believe the expectations reflected in these forward-looking statements are based upon reasonable assumptions, we cannot assure you that our expectations will be attained.

    As used in this prospectus supplement, the terms "we," "us," "our" or "Hilton" refer to Hilton Hotels Corporation and its subsidiaries as a combined entity, unless the context otherwise requires. You should read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference in the accompanying prospectus before making an investment decision.

HILTON HOTELS CORPORATION

General

    We are primarily engaged in the ownership, management and franchising of hotels. As of December 31, 2000, our hotel system included 1,895 properties, totaling approximately 318,000 rooms worldwide. Of such properties, we owned an interest in and operated 139 hotels, managed 191 hotels owned by others, leased 73 hotels and franchised 1,492 hotels owned and operated by third parties.

    Our hotel brands include Hilton, Hilton Garden Inn, Doubletree, Embassy Suites, Hampton Inn, Homewood Suites by Hilton, Red Lion, Conrad and Harrison Conference Centers. Our hotel system also includes certain properties that are not company branded. We develop and operate vacation ownership resorts through Hilton Grand Vacations Company and its related entities, which we wholly own. We also are engaged in various other activities incidental or related to the operation of hotels.

    Hilton was organized in the State of Delaware on May 29, 1946. Our principal executive offices are located at 9336 Civic Center Drive, Beverly Hills, California 90210, and our telephone number is (310) 278-4321.

Recent Developments

  Fourth Quarter and Fiscal 2000 Earnings

    On January 24, 2001, we reported unaudited earnings for the fourth quarter and full year 2000. The following financial information for 1999 is presented on a pro forma basis as if our acquisition of Promus Hotel Corporation had occurred on January 1, 1999. For the three months ended December 31, 2000, our consolidated revenue increased 7% to $875 million from $816 million in 1999. EBITDA, as defined in "Selected Financial Data," for the quarter ended December 31, 2000 increased 27% to $313 million from $246 million in 1999; and net income increased 156% to $64 million compared to $25 million in 1999. Excluding non-recurring items in both quarters, EBITDA increased 12% to $305 million from $272 million in 1999; and net income increased 40% to $59 million compared to $42 million in 1999.

    For the twelve months ended December 31, 2000, our consolidated revenue increased 9% to $3.45 billion from $3.16 billion in 1999. EBITDA for the year increased 16% to $1.27 billion from $1.09 billion in 1999; and net income increased 26% to $272 million compared to $216 million in 1999. Excluding non-recurring items in both years, EBITDA increased 12% to $1.26 billion from $1.13 billion in 1999; and net income increased 12% to $249 million compared to $223 million in 1999.

  Financing

    In September 2000, we entered into a financing agreement pursuant to which we borrowed $500 million for ten years at a fixed rate of 7.95%. Five of our hotels serve as collateral for the agreement, the proceeds from which we used to pay down our floating rate revolving debt. In August 2000, we and our partners refinanced the debt on the Hilton New Orleans, of which we own 67.4%. The new $155 million mortgage has a term of ten years at a fixed rate of 8.62%.

    We have three revolving credit facilities. As of September 30, 2000, our $1.75 billion revolving credit facility had been reduced to $1.17 billion through the repayment of outstanding balances. In October 2000, we extended the term of the facility from 2001 to 2003 and reduced the commitment under the facility to $1.145 billion, which was the amount outstanding under the facility at the time of the reduction. Our $1.8 billion revolving credit facility consists of a $1.4 billion revolver which expires in 2004 and a $400 million 364-day revolver which expires in 2001. The 364-day facility, which remains undrawn, was extended to 2001 and reduced to $400 million from $450 million effective November 28, 2000. As of September 30, 2000, $780 million of borrowings were outstanding under the $1.4 billion revolver and $347 million of the $1.4 billion revolver supported the issuance of commercial paper. In June 1998, we entered into a $500 million revolving credit facility to acquire the remaining 50% interest in the Hilton Hawaiian Village. As of September 30, 2000, the balance under the facility was $440 million. The facility expires in June 2003. As of December 31, 2000, we had long-term debt of $5.1 billion, net of $625 million of debt allocated to Park Place Entertainment Corporation.

  Properties

    In January 2001, we completed the sale of 52 operating leases and four management contracts on hotels owned by RFS Hotel Investors, Inc. to RFS for $60 million in cash. We also sold 973,684 shares of RFS preferred stock to RFS for $13 million in cash. We have used proceeds from these transactions to further reduce debt.

    In January 2001, we entered into an agreement to affiliate 13 Camino Real hotels and resorts located in Mexico, and one Camino Real hotel in Texas, into our family of brands. Effective April 1, 2001, these Camino Real hotels will participate in our Hilton HHonors Worldwide guest reward program, our Hilton Reservations Worldwide reservation system and our sales and marketing programs. We anticipate that these properties will be rebranded either as Hilton hotels or another of our hotel brands.

    In January 2001, we opened a new 264-unit vacation ownership resort at the Hilton Hawaiian Village in Honolulu, Hawaii, developed through the conversion of an apartment tower to timeshare units.

    In December 2000, we sold seven Homewood Suites by Hilton properties for approximately $95 million. We entered into long-term management and franchise agreements with the purchaser of these properties.

    In September 2000, we acquired the Cleveland Marriott East in Cleveland, Ohio, which we renamed the Hilton Cleveland. We acquired this property from Boykin Lodging Company in exchange for our ownership interests in the Doubletree San Antonio Airport and the Doubletree Guest Suites in Southfield, Michigan. We entered into long-term franchise agreements for these two Doubletree properties.

    We are developing a 1,500-unit vacation ownership resort on Las Vegas Boulevard in Las Vegas, Nevada. We expect to commence sales of the first phase of 297 units of this project in 2002, with completion of construction scheduled in 2003.

Acquisition Of Promus Hotel Corporation

    On November 30, 1999, we consummated our acquisition of Promus Hotel Corporation through the merger of Promus into one of our wholly owned subsidiaries. As a result of the Promus acquisition, we added over 1,450 properties representing over 200,000 rooms to our hotel system, along with a complementary portfolio of hotel brand names including Doubletree, Embassy Suites, Hampton Inn, Homewood Suites, Red Lion and Harrison Conference Centers. The Promus acquisition has created a more diversified and balanced income stream by increasing the percentage of revenues that we derive from management and franchise fees which require little or no ongoing capital investment by us.

Separation of Gaming Business

    On December 31, 1998, we completed a spin-off that split our operations into two independent public corporations, one for conducting our hotel business and one for conducting our gaming business. We retained ownership of the hotel business. We transferred the gaming business to a new corporation named Park Place Entertainment Corporation, and distributed the stock of Park Place to our stockholders on a one-for-one basis.

Hotel Operations

  Owned Hotels

    As of December 31, 2000, we owned and operated 78 hotels, representing 35,234 rooms. The owned hotels consist of properties in which we own a majority or controlling interest and include some of our largest and most profitable hotels, including:

  •
  the 1,380-room Waldorf-Astoria;

  •
  the 2,086-room Hilton New York & Towers;

  •
  the 2,545-room Hilton Hawaiian Village;

  •
  the 1,895-room Hilton San Francisco & Towers;

  •
  the 1,543-room Hilton Chicago & Towers;

  •
  the 1,639-room Palmer House Hilton;

  •
  the 1,123-room Hilton Washington & Towers; and

  •
  the 1,600-room Hilton New Orleans Riverside.

    Included in the number of owned hotels are 12 hotels for which we lease the land upon which the hotels are located. The expiration dates of the leases range up to 2044, with certain leases containing renewal options for 30 to 40 years. Under these leases, we own the buildings and leasehold improvements and all furniture and equipment, are responsible for repairs, maintenance, operating expenses and lease rentals, and retain complete managerial discretion over operations. Generally, we pay a percentage rental based on the gross revenue of the facility. Upon the expiration of such leases, the buildings and other leasehold improvements presently owned by us revert to the landlords.

  Leased Hotels

    As of December 31, 2000, we leased 73 hotels, representing 12,602 rooms. Under these leases, we lease the hotel from its owner, manage the hotel and are generally responsible for all aspects of the hotel's operations and recognize all revenues and substantially all expenses associated with the hotel's operations. Although, in general, furniture, fixtures and equipment replacement is the landlord's responsibility, we are obligated under certain leases to maintain and replace these items. Lease terms typically require us to pay a fixed monthly base rent regardless of the performance of the hotel and a variable rent based on a percentage of revenues.

    Included in the number of hotels leased by us as of December 31, 2000, were hotels that we leased pursuant to substantially similar lease agreements with subsidiaries of RFS Hotel Investors, Inc. See "Recent Developments" for a description of the termination of these leases.

  Joint Ventures

    As of December 31, 2000, we had a minority ownership interest in and operated 61 hotels, representing 18,148 rooms. These hotels are owned by joint ventures of which we own a minority or non-controlling interest. We have a right of first refusal to purchase additional equity interests in certain of these joint ventures. We manage each of the partially owned hotels for the entity owning the hotel.

  Managed Hotels

    As of December 31, 2000, we managed 191 hotels, representing 51,122 rooms, which are wholly owned by others. Under our standard management arrangement, we operate a hotel for the benefit of its owner, which either owns or leases the hotel and the associated personal property. Our management fee is generally based on a percentage of each hotel's gross revenue plus, in the majority of properties, an incentive fee based on operating performance. The expiration dates of our management agreements range up to 2024 and generally contain renewal options ranging from five to 20 years, subject to certain termination rights.

    Under the management agreements, all operating and other expenses are paid by the owner, and we are generally reimbursed for our out-of-pocket expenses. In turn, our managerial discretion is subject to approval by the owner in certain major areas, including adoption of capital budgets.

  Franchise Hotels

    As of December 31, 2000, we franchised 1,492 hotels, representing 200,717 rooms, which are owned and operated by third parties. In general, franchisees pay us an initial fee based on the number of rooms in a franchise hotel and a continuing fee based on a percentage of the hotel's room revenue. Although we do not directly participate in the management or operation of franchise hotels, we conduct periodic inspections to ensure that our standards are maintained and render advice with respect to hotel operations. We generally approve the plans for, and the location of, franchise hotels and assist in their design.

Hotel Brands

    We operate hotels through the following brands, which target a wide variety of markets and geographic areas.

  Hilton

    Hilton hotels are upscale, full-service hotels targeted toward group meetings, business travelers and leisure travelers. These hotels typically include swimming pools, gift shops and retail facilities, meeting and banquet facilities, restaurants and lounges, room service, parking facilities and other services. The Hilton brand also includes Hilton Suites hotels which target the upscale extended stay market utilizing an all-suites design. As of December 31, 2000, there were 228 Hilton hotels, representing 85,243 rooms, located in 40 states, the District of Columbia, Canada and Mexico.

  Hilton Garden Inn

    Hilton Garden Inn hotels target the upper mid-market hotel segment utilizing a modular design constructed around a courtyard containing an indoor or outdoor swimming pool. As of December 31, 2000, there were 89 Hilton Garden Inn hotels, representing 12,575 rooms, located in 31 states, the District of Columbia, Canada and Mexico, of which 86 were franchise hotels.

  Doubletree

    Doubletree hotels are positioned as the complementary full-service brand to the Hilton brand in the mid-market to upscale hotel segment. The Doubletree brand also includes the Doubletree Guest Suites and the moderately priced Doubletree Club hotels. As of December 31, 2000, there were 159 Doubletree hotels, representing 42,548 rooms, located in 37 states, the District of Columbia and Latin America.

  Embassy Suites

    Embassy Suites are upscale all-suite hotels that target business and leisure travelers. These hotels feature two-room guest suites with a separate living room and dining/work area and a complimentary cooked-to-order breakfast. Most Embassy Suites hotels are built around a landscaped atrium. In 2000, the Embassy Suites brand earned the J.D. Power Award as "Best in Category" for the second straight year. As of December 31, 2000, there were 158 Embassy Suites, representing 38,510 rooms, located in 36 states, the District of Columbia, Canada and Latin America.

  Homewood Suites by Hilton

    Homewood Suites by Hilton target the upscale, extended stay market, as well as the traditional business and leisure traveler. These properties feature residential-style accommodations including business centers, swimming pools, convenience stores and limited meeting facilities. As of December 31, 2000, there were 94 Homewood Suites, representing 10,474 rooms, located in 30 states.

  Hampton Inn

    Hampton Inn hotels are moderately priced hotels with limited food and beverage facilities that target the mid-market business and leisure traveler. The Hampton Inn brand also includes Hampton Inn & Suites hotels which offer both traditional hotel room accommodations and apartment-style suites within one property. In 2000, the Hampton Inn brand earned the J.D. Power Award as "Best in Category" for the second straight year. As of December 31, 2000, there were 1,073 Hampton Inn hotels, representing 111,231 rooms, located in 49 states, Canada and Latin America.

  Other Brands

    In addition to the hotel brands described above, as of December 31, 2000, there were 94 hotels, representing 17,242 rooms, operated under other brand names. These hotels are operated under our brand names described below or under third party brands pursuant to contractual arrangements.

  •
  Red Lion. Red Lion hotels are full-service hotels located primarily in the Pacific Northwest that serve as a complementary brand to Doubletree hotels in the mid-market hotel segment. As of December 31, 2000, there were 34 Red Lion hotels in our system, representing 5,681 rooms, located in 10 states.

  •
  Conrad. Conrad hotels are our upscale full-service hotels located outside the United States. As of December 31, 2000, we managed, and in some cases partially owned, nine Conrad hotels, representing 3,491 rooms, located in Belgium, Egypt, England, Hong Kong, Ireland, Singapore and Turkey.

  •
  Harrison Conference Centers. We own and operate Harrison Conference Centers which are conference centers and hotels targeting upscale corporate convention groups, executive education and training groups, sales meetings and other group meetings. As of December 31, 2000, we operated 14 Harrison Conference Centers, representing 2,053 rooms.

Vacation Ownership

    Hilton Grand Vacations Company, our wholly owned subsidiary, manages 19 vacation ownership resorts in Florida, two in Nevada and one in Hawaii. In addition, we operate the HGVClub, a points based reservation and exchange system. See "Recent Developments" for a further description of vacation ownership properties.

USE OF PROCEEDS

    We expect to use the net proceeds we receive from the sale of the notes, estimated to be approximately $298 million, after deduction of estimated offering expenses of approximately $200,000 and underwriting discounts and commissions, to repay indebtedness under the $1.145 billion revolving credit facility and reduce the commitment in a like amount. As of December 31, 2000, the interest rate on the tranche of the facility to be repaid was 7.25%. We incurred the outstanding indebtedness under this facility for general corporate purposes.

CAPITALIZATION

    The following table sets forth:

  •
  our actual capitalization as of September 30, 2000; and

  •
  our capitalization as of September 30, 2000 as adjusted to give effect to this offering, after deducting estimated expenses and underwriting discounts and commissions.

    You should read this information together with "Selected Financial Data" and "Use of Proceeds" and the consolidated financial statements and related notes presented elsewhere in this prospectus supplement or incorporated by reference into the accompanying prospectus.

	September 30, 2000
	Actual	As Adjusted
	($ in millions)
Current Maturities of Long-Term Debt:
Total current maturities of long-term debt	$24	$24

Long-Term Debt:
Industrial development revenue bonds at adjustable rates, due 2015	$82	$82
Senior Notes, with an average rate of 7.7%, due 2001 to 2017	1,058	1,058
Senior Notes, with an average rate of 7.2%, due 2002 to 2004(1)	625	625
Mortgage notes, 6.0% to 8.6%, due 2002 to 2016	355	355
7.95% Collateralized borrowings	500	500
5% Convertible subordinated notes due 2006	494	494
Commercial Paper	347	347
Revolving loans	2,390	2,092
Other	3	3
2011 Notes offered hereby	—	300
Less current maturities of long-term debt	(24)	(24)

Total long-term debt, net of current maturities	$5,830	$5,832

Stockholders' Equity:
Common stock—500 million shares authorized at $2.50 par value	$947	$947
Additional paid-in capital	857	857
Retained earnings	(13)	(13)
Less treasury stock, at cost	(209)	(209)
Other	7	7

Total stockholders' equity	1,589	1,589

Total capitalization	$7,419	$7,421

(1)
Park Place Entertainment Corporation has assumed the obligations under these notes. See footnote (10) under the caption "Selected Financial Data."

SELECTED FINANCIAL DATA

    In the following table, we provide you with our selected financial information. We derived the following historical financial information from our consolidated financial statements as of the dates indicated and for each of the fiscal years in the five year period ended December 31, 1999 and the nine-month periods ended September 30, 2000 and 1999. We derived the results of operations data below for each of the five years in the period ended December 31, 1999, and the balance sheet data as of December 31, 1999 from financial statements audited by Arthur Andersen LLP. We derived the remaining data from unaudited historical and pro forma financial statements. In our opinion, the unaudited data reflect all adjustments, consisting only of normal or recurring adjustments, necessary to present the data fairly for each interim period. This information is only a summary and you should read it together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes which are set forth in the reports we have filed with the Securities and Exchange Commission and that are incorporated by reference in the accompanying prospectus.

	Nine Months Ended or as of September 30, (unaudited)						Years Ended or as of December 31,
	2000		Hilton/ Promus pro forma 1999(1)		1999		Hilton/ Promus pro forma (unaudited) 1999(1)		1999		1998		1997		1996		1995
	(in millions, except per share amounts and ratios)
Results of Operations:
Revenue	$2,576		$2,345		$1,512		$3,161		$2,150		$1,769		$1,475		$947		$715
Operating income	626		561		384		703		495		464		395		237		190
Income from continuing operations	208	(2)	191	(3)	150		216	(4)	176	(5)	188	(6)	183	(7)	120	(8)	88
Income from continuing operations per share—Basic	.57		.51		.58		.58		.66		.71		.68		.61		.46
Income from continuing operations per share—Diluted	.56		.51		.57		.58		.66		.71		.68		.61		.45
Other Financial and Operating Data:
EBITDA(9)	$958		$848		$515		$1,094		$695		$596		$497		$361		$290
Interest and dividend income	63		53		39		75		57		13		17		26		28
Interest expense	342		301		162		409		237		137		90		52		54
Interest expense, net, from unconsolidated affiliates	12		11		1		15		2		4		8		7		15
Ratio of earnings to fixed charges	2.0	x			2.5	x			2.3	x	3.2	x	4.0	x	4.2	x	2.8	x
Dividends per common share	.06				.06				.08		.32		.32		.305		.30
Balance Sheet Data:
Cash and equivalents	$89								$104
Total assets	9,180								9,253
Total debt(10)	5,854								6,094
Total stockholders' equity	1,589								1,415

(1)
Assumes the Promus acquisition occurred on January 1, 1999.

(2)
Includes after-tax non-recurring gains totaling $18 million, representing gains on the sale of securities.

(3)
Includes after-tax non-recurring charges totaling $6 million, representing employment-related expenses associated with the management change following the Promus/Doubletree merger, and after-tax non-recurring gains totaling $16 million, representing gains on the sale of certain owned assets.

(4)
Includes after-tax non-recurring charges totaling $23 million, representing business combination expenses associated with the Promus acquisition and employment-related expenses associated with the management change following the Promus/Doubletree merger, and after-tax non-recurring gains totaling $16 million, representing gains on the sale of certain owned assets.

(5)
Includes after-tax non-recurring charges totaling $17 million, representing business combination expenses associated with the Promus acquisition.

(6)
Includes after-tax non-recurring charges totaling $10 million, representing our proportionate share of costs associated with the spin-off of Park Place Entertainment Corporation on December 31, 1998.

(7)
Includes after-tax non-recurring charges totaling $10 million, primarily related to the write-off of net costs related to our efforts to acquire ITT Corporation.

(8)
Includes after-tax non-recurring charges totaling $24 million, primarily related to the write-down of certain investments and notes receivable to estimated fair market value.

(9)
EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening expenses and non-cash items. EBITDA can be computed by adding depreciation, amortization, pre-opening expense, interest and dividend income from investments related to operating activities and non-cash items to operating income. EBITDA is presented supplementally because management believes it allows for a more complete analysis of results of operations. Non-cash items, such as asset write-downs and impairment losses, are excluded from EBITDA as these items do not impact operating results on a recurring basis. You should not consider this information as an alternative to any measure of performance as promulgated under generally accepted accounting principles, such as operating income or income from continuing operations, nor should you consider it as an indicator of our overall financial performance. Our method of calculating EBITDA may be different from the methods used by other companies, and therefore comparability may be limited.

(10)
Includes $625 million of long-term debt which, although allocated under a debt assumption agreement to Park Place, remains our legal obligation. At the time of the spin-off of our gaming operations to our stockholders, Park Place assumed and agreed to pay 100% of the amount of each payment required to be made by Hilton under the terms of the indentures governing our $300 million 7.375% Senior Notes due 2002 and our $325 million 7% Senior Notes due 2004. These notes remain in our long-term debt balance and a long-term receivable from Park Place in an equal amount is included in our consolidated balance sheet. If the interest rate on these notes increases due to specified actions by us, we will be required to reimburse Park Place for the increase.

DESCRIPTION OF NOTES

    The notes offered by this prospectus supplement and the accompanying prospectus constitute a series of debt securities, which are described more fully in the accompanying prospectus, to be issued pursuant to an indenture between Hilton and The Bank of New York, as trustee. The following description of the particular terms of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Capitalized terms used and not otherwise defined in the following discussion are defined below under "Certain Definitions."

    The following description is a summary of selected portions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. In this description, the term "Hilton" refers only to Hilton Hotels Corporation and not to any of its subsidiaries.

Ranking

    The notes:

  •
  are unsecured general obligations of Hilton;

  •
  are equal in right of payment with all existing and future unsecured senior Debt of Hilton; and

  •
  are senior in right of payment to all existing and future subordinated Debt of Hilton.

    The notes will effectively rank junior to our secured indebtedness and to all liabilities of Hilton's subsidiaries, including trade payables. As of September 30, 2000, after giving effect to this offering, Hilton would have had approximately $4.4 billion of senior Debt outstanding and no secured indebtedness outstanding. Hilton subsidiaries had approximately $940 million of indebtedness outstanding as of September 30, 2000. The indenture will permit Hilton and its subsidiaries to incur additional Debt.

Principal, Maturity and Interest

    The notes will be initially limited to $300 million in aggregate principal amount. Hilton will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February   , 2011.

    Interest on the notes will accrue at the rate of  % per year. Interest will be payable semi-annually in arrears on February   and August   , beginning on August   , 2001. Hilton will make each interest payment to the holders of record of the notes on the immediately preceding      and       .

    Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

    We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, would, at our option, constitute a single series of notes under the indenture.

Optional Redemption

    The notes are redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes being redeemed, or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus      basis points, as calculated by an Independent Investment Banker;

plus, in either of the above cases, accrued and unpaid interest thereon to, but not including, the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

  •
  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

  •
  each of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to redeem fewer than all of the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Additional Covenants of Hilton

    We refer you to the section entitled "Description of Debt Securities" in the accompanying prospectus for a description of certain covenants applicable to the notes. In addition to the foregoing, the following covenants will apply to the notes for the benefit of the holders of the notes:

    Limitation On Liens.  Other than as set forth below under "—Exempted Liens and Sale and Lease-Back Transactions," neither we nor any Restricted Subsidiary will create, assume or suffer to exist any Lien:

  (a)
  upon any Principal Property;

  (b)
  upon any shares of capital stock of any Restricted Subsidiary owned by us or any Restricted Subsidiary; or

  (c)
  securing Debt of any Restricted Subsidiary,

without equally and ratably securing the notes with (or prior to) the Debt secured by such Lien, for so long as such Debt is secured, provided, however, that this limitation will not apply to:

        (1) Liens existing on the date of issuance of the notes;

        (2) Liens existing:

        •
        on property at the time it is acquired through a merger, a consolidation or otherwise by us or a Restricted Subsidiary; or

        •
        on property or securing Debt of, or an equity interest in, any corporation, partnership or other entity at the time such corporation, partnership or other entity becomes a Restricted Subsidiary;

        (3) Liens to secure Debt with respect to all or any part of the acquisition cost or the cost of construction or improvement of property, provided, such Debt is incurred and related Liens are created within 24  months of the acquisition, completion of construction or improvement or commencement of full operation, whichever is later, and such Debt does not exceed the aggregate amount of the acquisition cost and/or the construction cost thereof;

        (4) Liens on shares of capital stock or property of a Restricted Subsidiary to secure Debt with respect to all or part of the acquisition cost of the Restricted Subsidiary, provided, that the Debt is incurred and related Liens are created within 24 months of the acquisition of the Restricted Subsidiary and such Debt does not exceed the acquisition cost of the Restricted Subsidiary;

        (5) Liens to secure Debt incurred to construct additions to, or to make Capital Improvements to, our properties or properties of any Restricted Subsidiary, provided the Debt is incurred and related Liens are created within 24 months of completion of construction or Capital Improvements and such indebtedness does not exceed the cost of such construction or Capital Improvements;

        (6) Liens in favor of us or another Restricted Subsidiary;

        (7) Liens to secure Debt on which interest payments are exempt from Federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended;

        (8) Liens on the capital stock, partnership or other equity interests we have, or any Restricted Subsidiary has, in any Joint Venture or any Restricted Subsidiary which owns an equity interest in such Joint Venture to secure Debt, provided, the amount of such Debt is contributed and/or advanced solely to such Joint Venture;

        (9) any extension, renewal or replacement, in whole or in part, of any Liens referred to in the clauses (1) through (8) above or of any Debt secured thereby, including premium, if any, provided, that the aggregate principal amount secured does not exceed:

        •
        the greater of (x) the principal amount secured thereby at the time of such extension, renewal or replacement, or, as the case may be, repayment or extinguishment and (y) 80% of the fair market value (in the opinion of our board of directors) of the properties subject to such extension, renewal or replacement; plus

        •
        any reasonable fees and expenses associated with such extension, renewal or replacement;

    and provided, further, that in the case of a replacement thereof, such Debt is incurred and related Liens are created within 24 months of the repayment or extinguishment of the Debt or Liens referred to in clauses (1) through (8) above;

        (10) purchase money liens on personal property;

        (11) Liens to secure payment of workers' compensation or insurance premiums, or relating to tenders, bids or contracts (except contracts for the payment of money);

        (12) Liens in connection with tax assessments or other governmental charges, or as security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege or right;

        (13) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business; and

        (14) Liens in favor of any domestic or foreign government or governmental body in connection with contractual or statutory obligations.

    Limitation On Sale And Lease-Back Transactions.  Other than as provided below under "—Exempted Liens and Sale and Lease-Back Transactions," neither we nor any Restricted Subsidiary will enter into any arrangement with any lessor (other than Hilton or a Restricted Subsidiary), providing for the lease to us or a Restricted Subsidiary for a period of more than three years (including renewals at the option of the lessee) of any Principal Property that has been or is to be sold or transferred by us or such Restricted Subsidiary to such lessor or to any other Person, and for which funds have been or are to be advanced by such lessor or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

  (a)
  we or such Restricted Subsidiary would be entitled, pursuant to the provisions described in clauses (1) through (14) under "—Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the bonds, or

  (b)
  an amount equal to:

  •
  the greater of the net cash proceeds of such sale or the fair market value of such property (in the opinion of our board of directors), less

    •
    the fair market value (in the opinion of our board of directors) of any noncash proceeds of the sale of such property (provided such noncash proceeds constitute "Principal Property," acquired on the date the property sold in the Sale and Lease-Back Transaction was acquired by us or any of our Restricted Subsidiaries), is applied within 180 days to the retirement or other discharge of the notes or Debt ranking on a parity with the notes.

    Exempted Liens And Sale And Lease-Back Transactions.  Notwithstanding the restrictions set forth in "—Limitation on Liens" and "—Limitation on Sale and Lease-Back Transactions" above, we or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into Sale and Lease-Back Transactions not otherwise permitted as described above, provided that at the time of such event, and after giving effect thereto, the sum of outstanding Debt secured by such Liens (not including Liens permitted under "—Limitation on Liens" above) plus all Attributable Debt in respect of such Sale and Lease-Back Transactions entered into (not including Sale and Lease-Back Transactions permitted under "Limitation on Sale and Lease-Back Transactions"), measured, in each case, at the time any such Lien is incurred or any such Sale and Lease-Back Transaction is entered into, by us and Restricted Subsidiaries does not exceed 15% of Consolidated Net Tangible Assets.

Certain Definitions

    "Attributable Debt" with respect to any Sale and Lease-Back Transaction that is subject to the restrictions described under "—Limitation on Sale and Lease-Back Transactions" means the present value of the minimum rental payments called for during the term of the lease (including any period for which such lease has been extended), determined in accordance with generally accepted accounting principles, discounted at a rate that, at the inception of the lease, the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

    "Capital Improvements" means additions to properties or renovations or refurbishing of properties which are designed to substantially upgrade such properties or significantly modernize the operation thereof.

    "Debt" means notes, bonds, debentures or other similar evidences of Debt for borrowed money or any guarantee of any of the foregoing.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by Hilton and/or one or more Subsidiaries.

    "Lien" means any mortgage, pledge, lien, encumbrance or other security interest to secure payment of Debt.

    "Principal Property" means any real estate or other physical facility or depreciable asset, the net book value of which on the date of determination exceeds the greater of $50 million or 5% of Consolidated Net Tangible Assets of Hilton.

    "Restricted Subsidiary" means any Subsidiary of Hilton organized and existing under the laws of the United States of America and the principal business of which is carried on within the United States of America (x) which owns, or is a lessee pursuant to a capital lease of, any Principal Property or (y) in which the investment of Hilton and all of its Subsidiaries exceeds 5% of Consolidated Net Tangible Assets as of the date of such determination other than, in the case of either clause (x) or (y), (i) each Subsidiary whose business primarily consists of finance, banking, credit, leasing, insurance, financial services or other similar operations, or any combination thereof, (ii) each Subsidiary formed or acquired after the date hereof for the purpose of developing new assets or acquiring the business or assets of another Person and which does not acquire any part of the business or assets of Hilton or any Restricted Subsidiary and (iii) Subsidiaries whose principal business is conducting Hilton's timeshare businesses.

    "Subsidiary" means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by Hilton or by one or more of its Subsidiaries, or by Hilton and one or more Subsidiaries.

Book-Entry System, Form And Delivery

    The notes initially will be issued in book-entry form and represented by one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), New York, New York, as depositary, and registered in the name of Cede & Co., the nominee of DTC. Unless and until it is exchanged for individual certificates evidencing notes under the limited circumstances described below, a global note may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary.

    DTC has advised us that it is:

  •
  a limited-purpose trust company organized under the New York Banking Law;

  •
  a "banking organization" within the meaning of the New York Banking Law;

  •
  a member of the Federal Reserve System;

  •
  a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, which eliminates the need for physical movement of securities certificates. "Direct participants" in DTC include securities brokers and dealers, including underwriters, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, which we sometimes refer to as "indirect participants," that clear transactions through or maintain a custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC's records. The ownership interest of the actual purchaser of notes, which we sometimes refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners of notes will not receive written confirmation from DTC of their purchases. However, beneficial owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which they purchased notes. Transfers of ownership interests in global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes except under the limited circumstances described below.

    To facilitate subsequent transfers, all global notes deposited with DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any legal requirements in effect from time to time.

    Redemption notices will be sent to DTC or its nominee. If less than all of the notes are being redeemed, DTC will determine the amount of the interest of each direct participant in the notes to be redeemed in accordance with DTC's procedures.

    In any case where a vote may be required with respect to the notes, neither DTC nor Cede & Co. will give consents for or vote the global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those direct participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

    Principal and interest payments on the notes will be made to Cede & Co., as nominee of DTC.

    DTC's practice is to credit direct participants' accounts on the relevant payment date unless DTC has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Those payments will be the responsibility of participants and not of DTC or us, subject to any legal requirements in effect from time to time. Payment of principal and interest to Cede & Co. is our responsibility, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

    Except under the limited circumstances described below, purchasers of notes will not be entitled to have notes registered in their names and will not receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC and its participants to exercise any rights under the notes and the indenture.

    The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer or pledge beneficial interests in notes.

    DTC is under no obligation to provide its services as depositary for the notes and may discontinue providing its services at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

    As noted above, beneficial owners of notes generally will not receive certificates representing their ownership interests in the notes. However, if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for the global notes or if DTC ceases to be a clearing agency registered under the Securities Exchange Act at a time when it is required to be registered and a successor depositary is not appointed within 90 days of the notification to us or of our becoming aware of DTC's ceasing to be so registered, as the case may be;

  •
  we determine, in our sole discretion, not to have the notes represented by one or more global notes; or

  •
  an event of default under the indenture has occurred and is continuing with respect to the notes,

we will prepare and deliver certificates for the notes in exchange for beneficial interests in the global notes. Any beneficial interest in a global note that is exchangeable under the circumstances described in the preceding sentence will be exchangeable for notes in definitive certificated form registered in the names that the depositary directs. It is expected that these directions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global notes.

    We obtained the information in this section and elsewhere in this prospectus supplement concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement, dated February  , 2001, Morgan Stanley & Co. Incorporated, acting as sole book-running manager, and the other underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their names below:

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$
Banc of America Securities LLC
First Union Securities, Inc.
Scotia Capital (USA) Inc.
Wachovia Securities, Inc.
Banc One Capital Markets, Inc.
SG Cowen Securities Corporation
Credit Lyonnais Securities (USA) Inc.
Credit Suisse First Boston Corporation
BNY Capital Markets, Inc.
Utendahl Capital Partners, L.P.

Total		$300,000,000

    The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the notes if any are taken.

    The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of  % of the principal amount of the notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed  % of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    Some of the underwriters and their affiliates have provided investment and commercial banking and financial advisory services from time to time for us in the ordinary course of business for which they have received customary fees. Any of the underwriters or their respective affliates may in the future engage in investment banking or other transactions of a financial nature with us or our affiliates, including the provision of advisory services and the making of loans to us or our affiliates, for which they would receive customary fees or other payments. As described under "Use of Proceeds," we intend to use a portion of the net proceeds from the offering of the notes to repay indebtedness outstanding under our $1.145 billion revolving credit facility. The lenders under our $1.145 billion credit facility include affiliates of the following underwriters: Banc of America Securities LLC, First Union Securities, Inc., Scotia Capital (USA) Inc., SG Cowen Securities Corporation, Wachovia Securities, Inc., Banc One Captial Markets, Inc. and Credit Lyonnais Securities (USA) Inc. It is expected that these lenders will in the aggregate receive more than 10% of the net proceeds from the offering of the notes in the form of repayment of borrowings outstanding under our credit facility. Accordingly, the offering of the notes is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

    Certain legal matters relating to the issuance and sale of the notes will be passed upon for us by Latham & Watkins, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

    The consolidated financial statements incorporated by reference in this prospectus supplement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
HILTON HOTELS CORPORATION
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL DATA
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS